Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, October 28, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference: Material Event

Pursuant to the provisions of Article 30 of the Single Revised Text of the Securities Market Law and the Regulations on Material Events and Reserved Information approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, we received a copy of Official Letter Nº 5490-2026-SMV/11.1 (the “Official Letter”), by virtue of which the Superintendence of the Securities Market communicates to MSRA S.A.C.¹ certain observations regarding the Valuation Report prepared by the latter and disclosed by Cementos Pacasmayo S.A.A. on October 14, 2026, as a material fact.

A copy of the Official Letter is attached hereto as an Annex.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

Annex: Official Letter No. 5490-2026-SMV/11.1

Digitally signed electronic document within the framework of Law No. 27269, Digital Signatures and Certificates Law, its Regulations, and amendments. The integrity of the document and authorship of the signature(s) may be verified at https://apps.firmaperu.gob.pe/web/validador.xhtml

San Isidro, October 28, 2026

OFFICIAL LETTER Nº 5490-2026-SMV/11.1

Mr. Johan Cieza De Los Santos

Legal Representative

MSRA S.A.C

Av. Almirante Miguel Grau Nº 629 Urb. San Ignacio, Barranco, Lima

Ref.: File Nº 2026017300

I am writing to you regarding the following:

(i) Valuation Report submitted by MSRA S.A.C. (hereinafter, MSRA), which determined the minimum price to be taken into account by Holcim Ltd. in the Public Tender Offer (OPA) for the common shares representing the share capital of Cementos Pacasmayo S.A.A. (hereinafter, Pacasmayo), submitted on October 14, 2026 (hereinafter, Valuation Report).

(ii) Official Letter Nº 5332-2026-SMV/11.1 dated October 21, 2026 (hereinafter, Official Letter Nº 5332), issued by the General Intendency of Conduct Supervision.

(iii) Brief submitted by MSRA on October 22, 2026, in response to Official Letter Nº 5332, through which it addressed the observations contained in said official letter.

In this regard, following the review of the brief dated October 22, 2026, it has been noted that MSRA has not sufficiently addressed certain observations. Accordingly, pursuant to the provisions of Article 51 and Annex V of the Regulations on Public Tender Offers and the Purchase of Securities by Delisting, approved by CONASEV Resolution Nº 009-2006-EF/94.10 and its amendments, the following observations are required and reiterated:

Regarding requirement 2.2 of Official Letter Nº 5332: While it was noted that private investment is the variable with an official projection most closely linked to cement demand, you have not substantiated why Pacasmayo’s sales volume should grow at the growth rate of private investment. Therefore, you must complete your response.

Regarding requirement 2.9 of Official Letter Nº 5332: Concerning the “Model’s 2036 D&A”, while you indicated the amounts of depreciation of property, plant, and equipment and the amortization of intangibles that comprise it, you did not attach the tables displaying the calculations and respective supporting documentation; therefore, the requirement is reiterated on this point.

Regarding requirement 3.1 of Official Letter Nº 5332: While the line items included under the accounts “Inventories”, “Land”, and “Other property, plant, and equipment, net” were detailed—as well as the factors applied to each of said line items along with a brief description—you have not substantiated how the percentages indicated for each item were obtained. Therefore, you are required to complete your response by submitting the calculations performed to reach each of the factors for the line items included under the accounts “Inventories” and “Other property, plant, and equipment, net”.

This requirement must be addressed within a maximum period of one (01) business day, counted from the business day following notification of this official letter.

Without further business, I remain yours faithfully.

Sincerely,

César Figueroa Benites

Acting General Intendant General Intendency of Conduct Supervision

CC:

●	Lima Stock Exchange (Bolsa de Valores de Lima S.A.)

●	Cementos Pacasmayo S.A.A.

●	Holcim Ltd.

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